UNITED STATESSECURITIES AND EXCHANGE COMMISSIONWashington, D.C. 20549

FORM N-18F-1

Notification of Election Pursuant to Rule 18f-1Under the Investment Company Act of 1940

Wakefield Alternative Series Trust

Name of Registrant

NOTIFICATION OF ELECTION

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940.  It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

SIGNATURE

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Denver and the State of Colorado on the 24th day of August, 2012.

Wakefield Alternative Series Trust

By:

/s/ Patrick F. Hart III

Patrick F. Hart III, President

Attest:

/s/ Michael B. Egan II

Michael B. Egan II, Secretary

708637.1